Exhibit 12.1

VIRGIN MEDIA INC. AND SUBSIDIARIES

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(in millions, except ratios)

	Year ended December 31,
	2006 Reorganized Company	2005 Reorganized Company	2004 Reorganized Company	2003 Reorganized Company	2002(1) Predecessor Company
Fixed charges:
Interest	£457.4	£235.8	£271.0	£459.9	£571.0
Interest portion of rental expense	17.7	14.2	14.9	14.9	28.9
Fixed charges	£475.1	£250.0	£285.9	£474.8	£599.9

Earnings:
Loss from continuing operations	£(541.8)	£(221.9)	£(504.4)	£(606.6)	£(1,617.4)
Fixed charges	475.1	250.0	285.9	474.8	599.9
Less: capitalized interest	—	—	—	(3.4)	(30.8)
	£(66.7)	£28.1	£(218.5)	£(135.2)	£(1,048.3)
Ratio of earnings to fixed charges	—	0.1	—	—	—

Deficiency (2)	£(541.8)	—	£(504.4)	£(610.0)	£(1,648.2)

The ratio of earnings to fixed charges and combined fixed charges and preferred stock dividends is not meaningful for the periods that result in a deficit.

(1)           In accordance with SOP-97, we discontinued accruing interest on certain of our debt. For the year ended December 31, 2002, contractual interest was £948.7 million, which was £429.4 million in excess of reported interest expense.

(2)           Earnings for the years ended December 31, 2006, 2004, 2003 and 2002 were inadequate to cover fixed charges by the amounts indicated in this row.

F-1